FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material Fact dated September 28, 2018

MATERIAL FACT

Following the relevant event of 24 April 2018 (registration number 264519), Banco Santander, S.A. (“Banco Santander”) announces that the deed of the merger by absorption of Banco Popular Español, S.A.U. (“Banco Popular”) by Banco Santander has today been registered with the Commercial Registry of Cantabria.

Accordingly, Banco Santander has become the issuer (or, as the case may be, the guarantor) of all issuances of Banco Popular outstanding at this date or in which it acted as guarantor (including those carried out by Banco Pastor, S.A.U. and that Banco Popular had previously acquired after the registration of the deed of merger by absorption of Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U. by Banco Popular with the Commercial Registry of Madrid on 24 September). The list of issuances concerned is attached as an annex.

Boadilla del Monte (Madrid), 28 September 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 28, 2018	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer